
October 29, 2021

Michael Puorro
Chairman and Chief Executive Officer
Hanover Bancorp, Inc.
80 East Jericho Turnpike
Mineola, New York 11501

> **Re: Hanover Bancorp, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 6, 2021**
> **CIK No. 0001828588**

Dear Mr. Puorro:

We have conducted a limited review of your draft registration statement. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1. We note that you completed the acquisition of Savoy Bank on May 26, 2021. It therefore appears that you are required to include the interim financial statements for Savoy Bank for the period ended March 31, 2021. Please see section 2045.2 of the Division of Corporation Finance's Financial Reporting Manual.

Cover Page

2. Please identify the underwriters on the cover page in your next amendment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Purnell at 202-551-3454 or Susan Block at 202-551-3210 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance